UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                   (AMENDMENT NO. 19)
                                     SCHEDULE 13G/A

                      Under the Securities Exchange Act of 1934

                                    THE GAP, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)


                                     364760-10-8
                                    (CUSIP Number)

Check the following box if fee is being paid with this statement
___.

1.   NAMES OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Donald G. Fisher
                    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  Not applicable
               (b)  Not applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER        0

6. SHARED VOTING POWER 65,340,960 (owned jointly with reporting person's wife, Doris F. Fisher, who is filing a separate
     Schedule 13G/A)

7.   SOLE DISPOSITIVE POWER   0

8. SHARED DISPOSITIVE POWER 65,340,960 (owned jointly with reporting person's wife, Doris F. Fisher, who is filing a separate Schedule 13G/A)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    65,340,960

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

                    X (See Attachment A)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    23.49%

12.  TYPE OF REPORTING PERSON

                    IN

Item 1(a)      Name of Issuer:  The Gap, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               One Harrison Street, San Francisco, CA  94105

Item 2(a)      Name of Person Filing:  Donald G. Fisher

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               One Harrison Street, San Francisco, CA  94105

Item 2(c)      Citizenship:  U.S.A.

Item 2(d)      Title of Class of Securities:  Common Stock

Item 2(e)      CUSIP Number:  364760-10-8

Item 3         If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

                                  N/A

Item 4         Ownership

               (a)  Amount Beneficially Owned:    65,340,960

               (b)  Percent of Class:             23.49% (See
                                                  section 11 above)

               (c)  Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote

                                             0

                   (ii)  shared power to vote or to direct the vote

                                             65,340,960

                        (of which 16,894,465 shares are held in
                    Grantor Retained Annuity Trusts of which the reporting person, his wife and Bruce M. Cowan are Trustees)


                   (iii) sole power to dispose or to direct the
                         disposition of

                                             0

                   (iv)  shared power to dispose or to direct the

                         disposition of

                                             65,340,960

                        (of which 16,894,465 shares are held in
                    Grantor Retained Annuity Trusts of which the reporting person, his wife and Bruce M. Cowan are Trustees)


Item 5         Ownership of Five Percent or Less of a Class

                              N/A

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person

                              N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                              N/A

Item 8         Identification and Classification of Members of the
               Group

                              N/A

Item 9         Notice of Dissolution of Group          N/A

Item 10        Certification  N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 13, 1997
          Date

          /S/ Donald G. Fisher
          Signature

          Donald G. Fisher
          Name/Title